[PAMRAPO BANCORP, INC. LETTERHEAD]

January 30, 2009

Mr. John Nolan

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington DC 20549

Re:	Pamrapo Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008
File No. 0-18014

Dear Mr. Nolan:

On behalf of Pamrapo Bancorp, Inc. (the “Company”), we hereby submit our responses to comments contained in your letter, dated January 16, 2009, with respect to the above-referenced filings. For your convenience, we have preceded each of our responses with the text of the comments from your letter in bold font.

Form 10-K for the Period Ended December 31, 2007

Exhibit 13. Portions of the Annual Report to Shareholders

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 6

1.	We refer to the “Provision for Loan Losses” section on page 6 that states your largest non-accruing commercial loan was for $1.9 million to a local hospital that matured unpaid in June, 2007 and whose repayment is subject to bankruptcy proceedings. We note this loan continues to be classified as nonaccrual as of September 30, 2008, as stated on page 12 of the Form 10-Q for that period. In addition, we note the creditor’s committee for the hospital filed a complaint against the bank to recover $1 million previously paid on the loan and set aside the mortgage securing the remaining unpaid balance. Please tell us and in future filings provide the following information:

•

Discuss the specific SFAS 114 methodology used to determine the collectability of this loan taking into consideration the fair value of the underlying collateral, the duration of its delinquency status and the financial condition of the borrower who is presently in bankruptcy status.

Mr. John Nolan

January 30, 2009

Statement of Financial Accounting Standards No. 114, “Accounting by Creditors for Impairment of a Loan,” requires that impaired loans that are within the scope of SFAS 114 be measured based on (1) the present value of expected future cash flows discounted at the loan’s effective interest rate, or (2) as a practical expedient, on the loan’s observable market price, or (3) the fair value of the collateral if the loan is collateral dependent. Regardless of the measurement method, SFAS 114 states that a creditor shall measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable.

The specific SFAS 114 methodology used for the hospital loan was based on the fair value of the collateral of the loan. The fair value of the physical collateral was valued on December 15, 2006 at $2,040,000, which was greater than the hospital loan. While management believes that the mortgage on the property is valid, the unsecured creditors in the bankruptcy proceedings have brought suit against Pamrapo Savings Bank, S.L.A. (the “Bank”) charging that the mortgage is a “voidable preference.” Litigation is in the discovery phase. At this point, management believes, based on discussions with its litigation counsel, that the Bank will likely prevail in its defense. However, due to the normal uncertainties of any litigation, the loan ($1,881,286) has been deemed impaired and is included in the $1,925,693 total reflected in Note 5, page 26, to the Notes to Consolidated Financial Statements included in the Company’s 2007 Annual Report to Stockholders. [*] The property is in close proximity to the Bank and is routinely observed by management. Given that and the fact that the appraisal of the property is significantly higher than the carrying value of the loan, management does not believe that a new appraisal is needed at this time. Further, we have deemed the financial condition of the borrower irrelevant to our analysis because we have a valid mortgage on the properties. [*]

*	Confidential Treatment Requested by Pamrapo Bancorp, Inc.
Confidential portion has been omitted, as indicated by a [*] in the text, and submitted separately to the Commission.
(File No. 0-18014)

Mr. John Nolan

January 30, 2009

•	Discuss the specific reasons why the Company has not charged-off this loan against the allowance for loan losses of $3.2 million as of December 31, 2007 or of $3.7 million as of September 30, 2008.

The Company has not charged off this loan against the allowance for loan losses based on the fact that the loan is collateralized by properties that have a greater value than the carrying amount of the loan. However, due to the uncertainty of any litigation, the Bank decided to establish an allowance for the hospital loan and will continue to monitor this allowance and increase it as necessary.

In response to the Staff’s comments, we will include the above information in future filings.

* * * * *

In connection with responding to the comments contained in your letter, dated January 16, 2009, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response, or if you have any further comments, please contact the undersigned at (201) 339-4600 or Philip G. Feigen at (202) 457-6142.

Sincerely,

/s/ KENNETH D. WALTER
Kenneth D. Walter
Vice President, Treasurer and Chief Financial Officer